UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
		FORM 12b-25										SEC FILE NUMBER 001-36212
		NOTIFICATION OF LATE FILING										CUSIP NUMBER 92719W 207
(Check One)	☐ Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2020
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Vince Holding Corp.
Full Name of Registrant

Former Name if Applicable
500 5th Avenue – 20th Floor
Address of Principal Executive Office (Street and Number)
New York, New York 10110
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vince Holding Corp. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2020 (the “Quarterly Report”) within the prescribed period due to the impact of the novel coronavirus (“COVID-19”) pandemic. The COVID-19 pandemic has caused significant disruptions to the Company’s business and operations, as it has to many other retailers. In particular, the Company recently experienced a significant shortage in staffing due to the additional burdens relating to COVID-19. Despite the Company hiring additional temporary staffing, the turnover and remote working has delayed the preparation of the required financial statements and related disclosures, including lease accounting adjustments related to the COVID-19 impact on our existing leases. As a result, the Company is unable to file the Quarterly Report by December 15, 2020, its original due date.

The Company expects to file the Quarterly Report within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV— OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification
(1)	David Stefko	212	944-2600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒	YES	☐	NO

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒	YES	☐	NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the explanation of the significant changes in results of operations from the corresponding period for the last fiscal year, please refer to the Company’s press release on its Current Report on Form 8-K, furnished to the Securities and Exchange Commission on December 14, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the statements regarding, among other things, our current expectations about the Company's future results and financial condition, revenues, store openings and closings, margins, expenses and earnings and are indicated by words or phrases such as "may," "will," "should," "believe," "expect," "seek," "anticipate," "intend," "estimate," "plan," "target," "project," "forecast," "envision" and other similar phrases. Although the Company believes the assumptions and expectations reflected in these forward-looking statements are reasonable, these assumptions and expectations may not prove to be correct and we may not achieve the results or benefits anticipated. These forward-looking statements are not guarantees of actual results, and the Company’s actual results may differ materially from those suggested in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond the Company’s control, including factors as set forth from time to time in the Company’s Securities and Exchange Commission filings, including under the heading "Item 1A—Risk Factors" in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q. The Company intends these forward-looking statements to speak only as of the time of this release and does not undertake to update or revise them as more information becomes available.

Vince Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 14, 2020

By: /s/ David Stefko
Name: David Stefko Title: Interim Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).